EXHIBIT 99.1



**NEWS RELEASE**

Media Contact:     Doug Kline
                   Sempra Energy
                   (877) 866-2066
                   www.sempra.com

Financial Contact:  Karen Sedgwick/Glen Donovan
                    Sempra Energy
                    (877) 736-7727

# SEMPRA ENERGY 2006 NET INCOME RISES 53 PERCENT

- **Commodities Unit Drives Record Earnings**
- **Company Raises 2007 Earnings-Per-Share Guidance to Range of $3.75 to $3.95**

SAN DIEGO, Feb. 22, 2007 – Sempra Energy (NYSE:  SRE) today reported 2006 net income of $1.4 billion, or $5.38 per diluted share, an increase of 53 percent over $920 million, or $3.65 per diluted share, in 2005.

Included in 2006 results was $315 million in after-tax income from discontinued operations related to asset sales.  In 2005, Sempra Energy incurred $311 million after-tax in litigation expense related to the Western U.S. energy crisis of 2000-01.

For the full-year 2006, income from continuing operations -- excluding a $204 million gain on the sale of the jointly owned Texas power plants and a $221 million write-down on the company's Argentine investments -- was $1.1 billion, or $4.24 per diluted share, up 21 percent from $913 million, or $3.62 per diluted share in 2005.

Sempra Energy's fourth-quarter net income was $125 million, or $0.47 per diluted share, in 2006, compared with $355 million, or $1.38 per diluted share, in 2005.

-more-

Fourth-quarter results included the charge related to the Argentine utilities. In the year-earlier quarter, the company recorded an after-tax charge of $116 million for energy-crisis litigation costs.

"This was our eighth consecutive year of record earnings," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy. "We are benefiting from a focused strategy. Building natural gas infrastructure in North America and expanding our California utilities remain our top priorities."

Sempra Energy's board of directors last week increased the dividend on common shares on an annualized basis to $1.24 per share from $1.20 per share.

Revenues for Sempra Energy in 2006 were $11.8 billion, compared with $11.5 billion in 2005. Fourth-quarter 2006 revenues were $3.2 billion, compared with $3.9 billion in the prior year's quarter, due primarily to reduced commodity prices.

**SUBSIDIARY OPERATING RESULTS**

**Sempra Utilities**

Net income for San Diego Gas & Electric (SDG&E) was $237 million in 2006, compared with $262 million in 2005. SDG&E's fourth-quarter 2006 net income was $55 million, compared with net income of $72 million in the fourth quarter 2005. The change in net income for the quarter and full year was due primarily to the positive effect in 2005 of demand-side-management incentives and favorable resolution of prior-years' tax and regulatory issues, offset by higher net income from electric generation in 2006, including the addition of the new Palomar generating facility.

Net income for Southern California Gas Co. (SoCalGas) was $223 million in 2006, compared with $211 million in the prior year. The improvement from the prior year was due primarily to energy-crisis litigation expense in 2005, offset by the favorable resolution of tax and regulatory issues. SoCalGas' fourth-quarter net income was $55 million in 2006, up from $48 million in the previous year.

-more-

**Sempra Commodities**

Sempra Commodities' 2006 net income rose to $504 million from $460 million in 2005, due to improved results in the natural gas and base metals businesses. Fourth-quarter net income for Sempra Commodities was $214 million in 2006, compared with $244 million in the prior-year quarter, due to reduced margins in petroleum and power marketing.

"Energy markets remain volatile and we do not see this volatility moderating in the near future," said Felsinger. "Sempra Commodities continues to excel in this environment, offering customers help in managing their commodity risks."

**Sempra Generation**

Sempra Generation's net income in 2006 was $375 million, compared with 2005 net income of $149 million. The company's 2006 net income included $204 million from the sale of its jointly owned Texas power plants. Fourth-quarter 2006 net income for Sempra Generation was $53 million, compared with $58 million in 2005.

In 2006, Sempra Generation completed the sale of several assets that were recorded as discontinued operations, including the Twin Oaks power plant, its oil and gas production unit, and its energy-services and facilities-management operations.

**Sempra Pipelines & Storage**

Sempra Pipelines & Storage recorded a net loss of $165 million in 2006, compared with net income of $64 million in 2005. In the fourth quarter 2006, Sempra Pipelines & Storage recorded a net loss of $223 million, compared with $16 million in net income during the same quarter in 2005. Both the quarter and full-year results for Sempra Pipelines & Storage were impacted by the company's write-down on its Argentine investments.

-more-

**Sempra LNG**

Sempra LNG recorded a net loss of $42 million in 2006, compared with a net loss of $25 million in the prior year, due to a $13 million mark-to-market loss related to a natural gas marketing agreement with Sempra Commodities and higher development costs.   For the fourth quarter, Sempra LNG's 2006 net loss was $7 million, compared with a net loss of $10 million in 2005.

**2007 Earnings Outlook**

Sempra Energy today updated its 2007 earnings-per-share guidance to a range of $3.75 to $3.95 from previous guidance of $3.50 to $3.70.

**Internet Broadcast**

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. EST with senior management of the company.  Access is available by logging onto the Web site at www.sempra.com.  For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering the passcode, 8288064.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2006 revenues of nearly $12 billion.  The Sempra Energy companies' 14,000 employees serve more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia.

*Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/4Q2006.pdf.*

### ###

*This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements.  Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions.  Future results may differ materially from those expressed in the forward-looking statements.  Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: local, regional, national and international economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources, the Federal Energy Regulatory Commission and other environmental and regulatory bodies in the United States and other countries; capital markets conditions, inflation rates, interest rates and exchange rates; energy and trading markets, including the timing and extent of changes in commodity prices; the availability of natural gas and liquefied natural gas; weather conditions and conservation efforts; war and terrorist attacks;*

*business, regulatory, environmental, and legal decisions and requirements; the status of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; the resolution of litigation; and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the company. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.*

*Sempra LNG and Sempra Pipelines & Storage are not the same companies as the utilities, SDG&E or SoCalGas, and are not regulated by the California Public Utilities Commission. Sempra Energy Trading, doing business as Sempra Commodities, and Sempra Generation are not the same companies as the utilities, SDG&E or SoCalGas, and the California Public Utilities Commission does not regulate the terms of their products and services.*

# SEMPRA ENERGY
## Table A

## STATEMENTS OF CONSOLIDATED INCOME

| (Dollars in millions, except per share amounts) | Three months ended December 31, | | Years ended December 31, | |
| --- | --- | --- | --- | --- |
| | 2006 | 2005 | 2006 | 2005 |
| | (Unaudited) | | | |
| **Operating revenues** | | | | |
| Sempra Utilities | $ 1,709 | $ 2,259 | $ 6,899 | $ 7,042 |
| Sempra Global and parent | 1,536 | 1,673 | 4,862 | 4,470 |
| Total operating revenues | 3,245 | 3,932 | 11,761 | 11,512 |
| **Operating expenses** | | | | |
| Sempra Utilities: | | | | |
| Cost of natural gas | 679 | 1,172 | 2,756 | 3,232 |
| Cost of electric fuel and purchased power | 155 | 187 | 721 | 624 |
| Other cost of sales | 753 | 792 | 2,689 | 2,588 |
| Litigation expense | 13 | 210 | 56 | 551 |
| Other operating expenses | 838 | 839 | 2,814 | 2,583 |
| Depreciation and amortization | 166 | 160 | 657 | 626 |
| Franchise fees and other taxes | 67 | 65 | 275 | 246 |
| Gains on sale of assets, net | (2) | (8) | (1) | (112) |
| Impairment losses | 6 | 71 | 9 | 85 |
| Total operating expenses | 2,675 | 3,488 | 9,976 | 10,423 |
| **Operating income** | 570 | 444 | 1,785 | 1,089 |
| Other income, net | 6 | 27 | 381 | 51 |
| Interest income | 36 | 22 | 109 | 72 |
| Interest expense | (78) | (90) | (351) | (310) |
| Preferred dividends of subsidiaries | (3) | (3) | (10) | (10) |
| **Income from continuing operations before income taxes and** | | | | |
| **equity in earnings (losses) of certain unconsolidated subsidiaries** | 531 | 400 | 1,914 | 892 |
| Income tax expense | 180 | 56 | 641 | 34 |
| Equity in earnings (losses) of certain unconsolidated subsidiaries | (222) | 13 | (182) | 55 |
| **Income from continuing operations** | 129 | 357 | 1,091 | 913 |
| Discontinued operations, net of income tax | (4) | (2) | 315 | 7 |
| **Net income** | $ 125 | $ 355 | $ 1,406 | $ 920 |
| **Basic earnings per share:** | | | | |
| Income from continuing operations | $ 0.50 | $ 1.41 | $ 4.25 | $ 3.71 |
| Discontinued operations, net of income tax | (0.02) | (0.01) | 1.23 | 0.03 |
| Net income | $ 0.48 | $ 1.40 | $ 5.48 | $ 3.74 |
| **Weighted-average number of shares outstanding (thousands)** | 258,385 | 253,516 | 256,477 | 245,906 |
| **Diluted earnings per share:** | | | | |
| Income from continuing operations | $ 0.49 | $ 1.39 | $ 4.17 | $ 3.62 |
| Discontinued operations, net of income tax | (0.02) | (0.01) | 1.21 | 0.03 |
| Net income | $ 0.47 | $ 1.38 | $ 5.38 | $ 3.65 |
| **Weighted-average number of shares outstanding (thousands)** | 263,429 | 257,845 | 261,368 | 252,088 |
| **Dividends declared per share of common stock** | $ 0.30 | $ 0.29 | $ 1.20 | $ 1.16 |

As a result of the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage, these operations have been reflected above as discontinued operations in all periods presented.

# SEMPRA ENERGY
## Table B

### *CONSOLIDATED BALANCE SHEETS*

| (Dollars in millions) | | December 31, 2006 | | December 31, 2005 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 920 | $ | 769 |
| Restricted cash | | 4 | | 12 |
| Accounts receivable | | 1,035 | | 1,145 |
| Deferred income taxes | | 270 | | 134 |
| Interest receivable | | 40 | | 29 |
| Trading-related receivables and deposits, net | | 3,047 | | 3,370 |
| Derivative trading instruments | | 4,068 | | 4,502 |
| Commodities owned | | 1,845 | | 2,498 |
| Inventories | | 215 | | 205 |
| Regulatory assets | | 193 | | 255 |
| Other | | 317 | | 297 |
| Current assets of continuing operations | | 11,954 | | 13,216 |
| Current assets of discontinued operations | | 62 | | 611 |
| Total current assets | | 12,016 | | 13,827 |
| | | | | |
| Investments and other assets: | | | | |
| Due from unconsolidated affiliates | | - | | 21 |
| Regulatory assets arising from fixed-price contracts and other derivatives | | 353 | | 398 |
| Regulatory assets arising from pension and other postretirement benefit obligations | | 356 | | 213 |
| Other regulatory assets | | 472 | | 500 |
| Nuclear decommissioning trusts | | 702 | | 638 |
| Investments | | 1,086 | | 1,091 |
| Sundry | | 789 | | 802 |
| Total investments and other assets | | 3,758 | | 3,663 |
| Property, plant and equipment, net | | 13,175 | | 11,756 |
| Total assets | $ | 28,949 | $ | 29,246 |
| | | | | |
| **Liabilities and Shareholders' Equity** | | | | |
| Current liabilities: | | | | |
| Short-term debt | $ | 252 | $ | 1,043 |
| Accounts payable | | 1,587 | | 1,394 |
| Income taxes payable | | 9 | | 86 |
| Trading-related payables | | 3,211 | | 4,127 |
| Derivative trading instruments | | 2,304 | | 3,246 |
| Commodities sold with agreement to repurchase | | 537 | | 634 |
| Dividends and interest payable | | 145 | | 140 |
| Regulatory balancing accounts, net | | 332 | | 192 |
| Fixed-price contracts and other derivatives | | 87 | | 130 |
| Current portion of long-term debt | | 681 | | 98 |
| Other | | 1,197 | | 1,012 |
| Current liabilities of continuing operations | | 10,342 | | 12,102 |
| Current liabilities of discontinued operations | | 7 | | 151 |
| Total current liabilities | | 10,349 | | 12,253 |
| Long-term debt | | 4,525 | | 4,815 |
| | | | | |
| Deferred credits and other liabilities: | | | | |
| Due to unconsolidated affiliate | | 162 | | 162 |
| Customer advances for construction | | 126 | | 110 |
| Pension and other postretirement benefit obligations, net of plan assets | | 609 | | 391 |
| Deferred income taxes | | 412 | | 214 |
| Deferred investment tax credits | | 67 | | 73 |
| Regulatory liabilities arising from removal obligations | | 2,330 | | 2,313 |
| Asset retirement obligations | | 1,128 | | 958 |
| Other regulatory liabilities | | 221 | | 200 |
| Fixed-price contracts and other derivatives | | 358 | | 400 |
| Deferred credits and other | | 972 | | 1,018 |
| Total deferred credits and other liabilities | | 6,385 | | 5,839 |
| Preferred stock of subsidiaries | | 179 | | 179 |
| Shareholders' equity | | 7,511 | | 6,160 |
| Total liabilities and shareholders' equity | $ | 28,949 | $ | 29,246 |

As a result of the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage, these operations have been reflected above as discontinued operations in all periods presented.

# SEMPRA ENERGY
## Table C

### CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

| | Years ended December 31, | |
| --- | --- | --- |
| (Dollars in millions) | 2006 | 2005 |
| **Cash Flows from Operating Activities:** | | |
| Income from continuing operations | $ 1,091 | $ 913 |
| Adjustments to reconcile income from continuing operations to net cash provided by operating activities: | | |
| Depreciation and amortization | 657 | 626 |
| Gains on sale of assets, net | (1) | (112) |
| Impairment losses | 9 | 85 |
| Deferred income taxes and investment tax credits | 77 | (298) |
| Non-cash rate reduction bond expense | 60 | 68 |
| Equity in income of unconsolidated subsidiaries | (156) | (66) |
| Other | 38 | (6) |
| Quasi-reorganization resolution | 12 | - |
| Net changes in other working capital components | (183) | (1,196) |
| Changes in other assets | 20 | 21 |
| Changes in other liabilities | 42 | 458 |
| Net cash provided by continuing operations | 1,666 | 493 |
| Net cash provided by (used in) discontinued operations | (37) | 31 |
| Net cash provided by operating activities | 1,629 | 524 |
| | | |
| **Cash Flows from Investing Activities:** | | |
| Expenditures for property, plant and equipment | (1,907) | (1,377) |
| Proceeds from sale of assets from continuing operations | 40 | 277 |
| Expenditures for investments and acquisition of subsidiaries, net of cash acquired | (257) | (86) |
| Distribution from investment | 104 | - |
| Purchases of nuclear decommissioning and other trust assets | (546) | (299) |
| Proceeds from sales by nuclear decommissioning and other trusts | 503 | 262 |
| Dividends received from unconsolidated affiliates | 431 | 73 |
| Other | (27) | (12) |
| Net cash used in continuing operations | (1,659) | (1,162) |
| Net cash provided by (used in) discontinued operations | 793 | (25) |
| Net cash used in investing activities | (866) | (1,187) |
| | | |
| **Cash Flows from Financing Activities:** | | |
| Common dividends paid | (283) | (268) |
| Issuances of common stock | 97 | 694 |
| Repurchases of common stock | (37) | (95) |
| Issuances of long-term debt | 552 | 762 |
| Payments on long-term debt | (263) | (529) |
| Redemption of mandatorily redeemable preferred securities | - | (200) |
| Increase (decrease) in short-term debt, net | (791) | 659 |
| Financing transaction related to Sempra Financial | 83 | - |
| Other | 28 | (6) |
| Net cash provided by (used in) continuing operations | (614) | 1,017 |
| Net cash provided by discontinued operations | 2 | - |
| Net cash provided by (used in) financing activities | (612) | 1,017 |
| Increase in cash and cash equivalents | 151 | 354 |
| Cash and cash equivalents, January 1 | 769 | 415 |
| Cash and cash equivalents, December 31 | $ 920 | $ 769 |

As a result of the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage, these operations have been reflected above as discontinued operations in all periods presented.

# SEMPRA ENERGY
## Table D

*BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS*

| (Dollars in millions) | Three months ended December 31, | | Years ended December 31, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **Net Income** | (unaudited) | | | |
| Sempra Utilities: | | | | |
| San Diego Gas & Electric | $ 55 | $ 72 | $ 237 | $ 262 |
| Southern California Gas | 55 | 48 | 223 | 211 |
| Total Sempra Utilities | 110 | 120 | 460 | 473 |
| Sempra Global: | | | | |
| Sempra Commodities | 214 | 244 | 504 | 460 |
| Sempra Generation* | 53 | 58 | 375 | 149 |
| Sempra Pipelines & Storage* | (223) | 16 | (165) | 64 |
| Sempra LNG | (7) | (10) | (42) | (25) |
| Total Sempra Global | 37 | 308 | 672 | 648 |
| Parent & Other | (18) | (71) | (41) | (208) |
| Continuing Operations | 129 | 357 | 1,091 | 913 |
| Discontinued Operations, Net of Income Tax | (4) | (2) | 315 | 7 |
| Consolidated Net Income | $ 125 | $ 355 | $ 1,406 | $ 920 |

* Excludes amounts now classified as discontinued operations.

| (Dollars in millions) | Three months ended December 31, | | Years ended December 31, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| **Capital Expenditures and Investments** | (unaudited) | | | |
| Sempra Utilities: | | | | |
| San Diego Gas & Electric | $ 190 | $ 122 | $ 1,070 | $ 464 |
| Southern California Gas | 129 | 116 | 413 | 361 |
| Total Sempra Utilities | 319 | 238 | 1,483 | 825 |
| Sempra Global: | | | | |
| Sempra Commodities | 10 | 11 | 53 | 72 |
| Sempra Generation | 3 | 36 | 40 | 229 |
| Sempra Pipelines & Storage | 202 | 8 | 414 | 18 |
| Sempra LNG | 153 | 137 | 619 | 293 |
| Total Sempra Global | 368 | 192 | 1,126 | 612 |
| Parent & Other (includes transfer of Palomar) | 10 | 13 | (445) | 26 |
| Consolidated Capital Expenditures and Investments | $ 697 | $ 443 | $ 2,164 | $ 1,463 |

As a result of the decisions in 2006 to dispose of the Twin Oaks power plant, Sempra Energy Production Company, and the Energy Services and Facilities Management businesses, all within Sempra Generation, and Bangor Gas and Frontier Energy, both within Sempra Pipelines & Storage, these operations have been reflected above as discontinued operations in all periods presented.

# SEMPRA ENERGY
## Table E

### OTHER OPERATING STATISTICS (Unaudited)

| SEMPRA UTILITIES | Three months ended December 31, | | Years ended December 31, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Revenues (Dollars in millions) | | | | |
| SDG&E (excludes intercompany sales) | $ 692 | $ 746 | $ 2,770 | $ 2,493 |
| SoCalGas (excludes intercompany sales) | $ 1,017 | $ 1,513 | $ 4,129 | $ 4,549 |
| Gas Sales (bcf) | 110 | 105 | 402 | 395 |
| Transportation and Exchange (bcf) | 127 | 113 | 546 | 494 |
| Total Deliveries (bcf) | 237 | 218 | 948 | 889 |
| Total Gas Customers (Thousands) | | | 6,468 | 6,383 |
| Electric Sales (Millions of kWhs) | 3,939 | 4,002 | 16,836 | 15,990 |
| Direct Access (Millions of kWhs) | 821 | 720 | 3,390 | 3,213 |
| Total Deliveries (Millions of kWhs) | 4,760 | 4,722 | 20,226 | 19,203 |
| Total Electric Customers (Thousands) | | | 1,355 | 1,338 |

| SEMPRA GENERATION | | | | |
|---|---|---|---|---|
| Power Sold (Millions of kWhs) | 5,706 | 4,932 (1) | 19,760 | 17,063 (1) |

(1) Revised to exclude the Twin Oaks, Coleto Creek and Topaz power plants.

### SEMPRA PIPELINES & STORAGE
(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy.)

| | | | | |
|---|---|---|---|---|
| Natural Gas Sales (bcf) | | | | |
| Argentina | 70 | 62 | 278 | 272 |
| Mexico | 10 | 9 | 44 | 42 |
| Chile | - | 1 | 2 | 3 |
| Natural Gas Customers (Thousands) | | | | |
| Argentina | | | 1,542 | 1,495 |
| Mexico | | | 101 | 98 |
| Chile | | | 39 | 38 |
| Electric Sales (Millions of kWhs) | | | | |
| Peru | 1,620 | 1,113 | 5,108 | 4,298 |
| Chile | 762 | 537 | 2,324 | 2,289 |
| Electric Customers (Thousands) | | | | |
| Peru | | | 788 | 767 |
| Chile | | | 534 | 521 |

# SEMPRA ENERGY
## Table E (Continued)

***SEMPRA COMMODITIES***

| *Margin* (Dollars in millions)* | Three months ended December 31, 2006 | 2005 | Years ended December 31, 2006 | 2005 |
|---|---|---|---|---|
| Geographical: | | | | |
| North America | $ 474 | $ 543 | $ 1,313 | $ 1,091 |
| Europe/Asia | 173 | 142 | 325 | 255 |
| Total | $ 647 | $ 685 | $ 1,638 | $ 1,346 |
| Product Line: | | | | |
| Gas | $ 362 | $ 317 | $ 792 | $ 439 |
| Power | 104 | 209 | 431 | 443 |
| Oil - Crude & Products | 85 | 132 | 198 | 292 |
| Metals | 60 | 12 | 138 | 54 |
| Other | 36 | 15 | 79 | 118 |
| Total | $ 647 | $ 685 | $ 1,638 | $ 1,346 |

* Margin consists of net revenues less related costs (primarily brokerage, transportation and storage) plus or minus net interest expense/income, and is used by management in evaluating its geographical and product line performance.

| *Effect of EITF 02-03 (Dollars in millions)* | Three months ended December 31, 2006 | 2005 | Years ended December 31, 2006 | 2005 |
|---|---|---|---|---|
| Mark-to-Market Earnings ** | $ 158 | $ 209 | $ 487 | $ 491 |
| Effect of EITF 02-03 *** | 56 | 35 | 17 | (31) |
| GAAP Net Income | $ 214 | $ 244 | $ 504 | $ 460 |

** Represents earnings from the fair market value of all commodities transactions. This metric is a useful measurement of profitability because it simultaneously recognizes changes in the various components of transactions and reflects how the business is managed.

*** Consists of the income statement effect of not recognizing changes in the fair market value of certain physical inventories, capacity contracts for transportation and storage and derivative hedging activities related to Section 29 tax credits.

| *Net Unrealized Revenue (Dollars in millions)* | Fair Market Value December 31, 2006 | Scheduled Maturity (in months) 0 - 12 | 13 - 24 | 25 - 36 | > 36 |
|---|---|---|---|---|---|
| Sources of Over-the-Counter (OTC) Fair Value: | | | | | |
| Prices actively quoted | $ 1,746 | $ 959 | $ 575 | $ 47 | $ 165 |
| Prices provided by other external sources | 28 | (6) | - | 2 | 32 |
| Prices based on models and other valuation methods | (16) | - | - | - | (16) |
| Total OTC Fair Value (1) | 1,758 | 953 | 575 | 49 | 181 |
| Maturity of OTC Fair Value - Cumulative Percentages | | 54.2% | 86.9% | 89.7% | 100.0% |
| Exchange Contracts (2) | 155 | 412 | (188) | 55 | (124) |
| Total Net Unrealized Revenue at December 31, 2006 | $ 1,913 | $ 1,365 | $ 387 | $ 104 | $ 57 |
| Net Unrealized Revenue - Cumulative Percentages | | 71.4% | 91.6% | 97.0% | 100.0% |

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received or (paid) associated with open Exchange Contracts

| *Credit Quality of Unrealized Trading Assets (net of margin)* | December 31, 2006 | 2005 |
|---|---|---|
| Commodity Exchanges | 13% | 2% |
| Investment Grade | 57% | 75% |
| Below Investment Grade | 30% | 23% |

| *Risk Adjusted Performance Indicators (Mark-to-Market Basis)* | Three months ended December 31, 2006 | 2005 | Years ended December 31, 2006 | 2005 |
|---|---|---|---|---|
| VaR at 95% (Dollars in millions) (1) | $ 17.3 | $ 14.2 | $ 16.2 | $ 11.3 |
| VaR at 99% (Dollars in millions) (2) | $ 24.3 | $ 20.0 | $ 22.8 | $ 15.9 |
| Risk Adjusted Return on Capital (RAROC) (3) | 37% | 61% | 34% | 44% |

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level

| *Physical Statistics* | | | | |
|---|---|---|---|---|
| Natural Gas (bcf/Day) | 12.2 | 12.1 | 12.0 | 11.7 |
| Electric (Billions of kWhs) | 125.5 | 112.4 | 475.5 | 413.2 |
| Oil & Liquid Products (Millions Bbls/Day) | 0.7 | 1.4 | 0.7 | 1.0 |